

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2023

Kevin Cox
Chief Executive Officer
Energys Group Limited
Franklyn House, Daux Road
Billingshurst, West Sussex
RH149SJ
United Kingdom

>   **Re: Energys Group Limited**
>   **Amendment No. 4 to**
>   **Draft Registration Statement on Form F-1**
>   **Submitted November 20, 2023**
>   **CIK No. 0001971828**

Dear Kevin Cox:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form F-1 submitted November 20, 2023

Experts, page 129

1.   Please revise to disclose that the financial statements included in your prospectus have been audited by WWC, PC, an independent registered public accounting firm, as of and for the years ended June 30, 2023 and 2022.

Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Celia Velletri